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RESTORE THE SHINE TO MEDALLION FINANCIAL CORP. AND REWARD STOCKHOLDERS IN THE LONG-TERM.

Vote FOR our two alternative **board candidates** who will hold management accountable, put stockholders first, and help make Medallion Financial best-in-class.

Vote AGAINST a management compensation plan that is excessive and rewards short-term thinking.[1]

Medallion Financial ("MFIN") stock has underperformed badly.

Financial trends in MFIN's core consumer business have also trended down rapidly over the last 2 years.[2]

- MFIN Stock **down** 40% in 10 years
- Compensation Peer Group **up** 121% (12% median) in 10 Years[3]
- Peer Group Commercial Bank Stocks **up** 62% in 10 years[4]
- Russell 2000 Index **up** 84% in 10 years

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PLEASE SIR, MAY I HAVE SOME MORE?
MANAGEMENT

The board is rewarding management instead of stockholders.[9]

For the 5 year period 2018 – 2022:

Cumulative net profits to stockholders - $21.5 million
Cumulative MFIN President's pay - $18.3 million
Cumulative total executive pay[10] - $27.2 million

All this AND an SEC lawsuit pending...

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To gauge performance, we look at MFIN's ongoing *core* business which excludes the impact of Taxi Medallions. Core performance is down.[12]

ROAA and Adjusted ROAA (Ex. Taxi Medallion impact)


Medallion Assets (gross)/Total Assets
ROAA (AT)
ROAA (AT) (Ex. Medallion)

Figure 1.
Source: MFIN 10K/Q

Net Income and Adjusted Net Income (Ex. Taxi Medallion impact)


Net Income to MFC
Adj. Net Income to MFC (Ex. Medallion Impact)

Figure 2.
Source: MFIN 10K/Q

DQ and Charge-off trends (Ex. Taxi Medallion Impact)



Figure 3.
Source: MFIN 10K/Q

Key areas of concerns:

- **FIGURE 1**: **Adjusted ROAA**, which reflects core performance, **has declined** in the last 2 years to a quarterly and cyclical low of 0.9% at 4Q23. Given the overall strength in the economy and consumer spending and confidence, this is concerning. ~1.00% ROA is what less volatile, better asset quality commercial banks target.
- **FIGURE 2**: shows how significantly the **Taxi Medallion loan recoveries** (primarily) helped inflate profits in 2022 and 2023. **Net profits were boosted by 43%** over the 2 year period ($99 million reported, $69 million adjusted for Taxi Medallion impact).
- **FIGURE 3:** indicates the **concerning trends in credit quality**. This reflects all loan types excluding Taxi Medallion loans. Charge-offs (net) exceeded the recent cyclical high in 4Q23 reflecting the concerns we shared with MFIN leadership based on 2Q23 readings. These charge-off trends also mirror the same delinquency trends in FDIC consumer lending data[13] and could get worse before getting better.

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Medallion Financial is facing serious headwinds[5] but we believe that the company has tremendous potential which can be reached through 5 simple steps:

1	Enhance the Board	Add Directors with relevant banking, consumer lending, and capital markets experience that will answer to shareholders and hold management accountable. MORE
2	Resolve the SEC complaint	Remove the biggest obstacle to regaining credibility with investors and give shareholders the ability to quantify the financial impact of the lawsuit on their investment. MORE
3	Improve Management	Bring in a professional, slimmed down management team that has credibility with investors and can guide the company to long-term success. MORE
4	Cut Expenses	Reduce unnecessary expenses to increase profits to shareholders and to be better prepared for a possible economic slowdown and/or lower consumer demand. MORE
5	Go on Offense	Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment. MORE

Our Board Nominees

We would be honored to gain your support and would work tirelessly for the shareholders to whom we owe a fiduciary duty.

We also realize that all stakeholders, including MFIN employees and debt holders, will be impacted by how well we fulfill our roles. Both our nominees are approximately 30 years younger than the average age of the current Board and yet have a combined 40 years of financial experience in areas that directly overlap with MFIN's core business strategy.

Most importantly, both nominees bring a fresh perspective and are unafraid to challenge the status quo. Both nominees have tremendous analytical experience and use the data to guide their decisions. They have a clear understanding of how complacency and a lack of accountability can lead to underperformance or ruin in an increasingly competitive, technologically-driven consumer lending world.

Stephen Hodges

Stephen Hodges is the founder of ZimCal Asset Management LLC, and co-founder BIMIZCI Fund LLC and Warnke Investments LLC. Mr. Hodges has over 19 years of experience as both a lender and debt investor. Mr. Hodges has extensive experience investing in community and regional banks, primarily through preferred equity or subordinated debt but he has also invested in other parts of the capital structure. Mr. Hodges has invested in over 100 banks around the country and met with over 200 bank management teams. Mr. Hodges is very familiar with the key regulatory players as well as bank advisors and bank counsel. Mr. Hodges' skill-set lies in proactively identifying areas of risk, particularly credit risk, and decisively acting to reduce or mitigate those risks. He used that skill managing material debt exposure post-GFC in a prior role. Prior to ZimCal, Mr. Hodges worked for two investment firms, one large and one mid-sized, focused on opportunistic credit investments. Mr. Hodges is currently on the Board of Trustees for Centre College and serves on its governance and investment committees, amongst other roles.

Mr. Hodges was awarded an MBA with Honors from the University of Chicago, Booth School of Business with Concentrations in Analytical Finance and Accounting. He received a BSc in Economics from Centre College.

Judd Deppisch, CFA

Mr. Deppisch is the Chief Investment Officer for Nelnet Financial Services, the asset management/capital allocation division of Nelnet. Mr. Deppisch joined Nelnet Financial Services in April, 2023. In his role, Mr. Deppisch is charged with capital deployment across financial assets and helping to advise on financial strategies for Nelnet's business units. Prior to Joining Nelnet, Mr. Deppisch was a Managing Director and the Head Consumer Lender Banking, Financial Institutions Group for Capital One for approximately 5 years. As the line of business head, Mr. Deppisch oversaw the establishment of the business strategy, the significant growth of a client and lending book and the development of advisory and capital market capabilities. Mr. Deppisch was also an asset-backed securitization banker for approximately 15 years at BMO Capital Markets, most recently as a Managing Director. His experience includes both principal and third-party financings, spanning a variety of asset classes. Mr. Deppisch began his career at Bank One/Banc One Capital Markets, where he completed a rotational analyst program and spent approximately 2 years as a sell-side Investment Grade corporate fixed income analyst.

Mr. Deppisch received an MBA from the Kellogg School of Management. He graduated Cum Laude from Miami University with a BS in Finance and is a CFA® Charterholder.

About Us

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities.

ZimCal is a member of BIMIZCI Fund LLC and Warnke Investments, who together with Stephen Hodges, have a direct and beneficial interest in stock and debt issued by MFIN.

ZimCal partners with both healthy and distressed borrowers or issuers, and provides customized solutions that meet their unique needs and circumstances. Over the last 15 years, the Stephen Hodges, the Founder of ZimCal has developed a specialization investing in FDIC-insured institutions and has partnered with over 120 banks through investments on both sides of the balance sheet. Mr. Hodges has invested in bank debt, preferred equity and common equity. ZimCal has developed a deep network in the banking industry and fully understands the banking regulatory environment.

ZimCal usually works in collaboration with bank leadership teams if required, but on very rare occasions, must insert itself more forcefully if it believes that leadership is underwhelming and threatens to undermine ZimCal's investments. ZimCal prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment. Stephen Hodges founded ZimCal in 2015 after working for 12 years in banking and credit investing.

Quotes to Ponder

"They [Medallion Financial] were prudent lenders and it shows. There's a reason that they have never had a [taxi] medallion loss. They know what they are doing far better than anyone else in that industry."

- An email from Andrew Murstein to Lawrence Meyers April 9th, 2016 per the SEC lawsuit, providing guidance for what Meyers could publish under an alias on Seeking Alpha to refute a negative article on MFIN.

Outcome: Contrary to the email, MFIN charged off $270 million (net) in Taxi Medallion loans from 2016 to end of 2023, almost all were after the negative article came out.



Quotes to Ponder

"The effect of changes in interest rates is mitigated by regular turnover of the portfolio. Based on past experience, we anticipate that approximately 40% of the taxicab medallion portfolio will mature or be prepaid each year."

- MFIN FYE16 10K.

Outcome: MFIN was sitting at 21% non-performing Taxi Medallion loans at FYE16 and 24.4% at FYE17. Their backward-looking data was wishful thinking and did not acknowledge the reality of their situation.



Quotes to Ponder

"Success and implementation of strategic initiatives."

- MFIN DEF14A filed 04/30/19 explaining the reasoning for Andrew Murstein's $1.4 million cash bonus for 2018.

Outcome: MFIN lost $40 million 2018. It's worst loss ever. Mr. Murstein was paid $2.6 million in salary, bonus and perquisites.



Quotes to Ponder

A short seller report 2 YEARS before MFIN started recognizing significant losses in its Taxi Medallion loans, "Medallion Financial will have to start raising its LTV ratio, writing down assets and cutting the dividend, and this process will accelerate into operating earnings declines and massive write-downs."

"The Downside for Medallion Financial Only Just Beginning." James Hickman, HVM Capital December 18th, 2014.

Outcome: This accurate warning appears to have been completely ignored. MFIN provisions for future losses in its Taxi Medallion loan portfolio were 1.5% at FYE15. But MFIN then charged off $30.6 million in Taxi Medallion loans in 2016 and another $230 million (net) through FYE23.



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Quotes to Ponder

"The Compensation Recoupment Policy authorizes the Compensation Committee to seek recoupment or clawback of cash and equity incentive compensation received by an executive officer in the event of ... the executive officer's detrimental conduct."

- MFIN DEF14A filed 05/01/23 quoting the Compensation Recoupment Policy.

Outcome: No consequences. However, ZimCal finds it difficult to believe that the actions taken that led to the SEC investigation did not amount to "detrimental conduct".



Footnotes/Citations

1. Source: MFIN 2022 and 2023 DEF14A. S&P Capital IQ.
Compensation comparisons were made against MFIN's provided Compensation peer groups from 2022 and 2023 DEF14A which included 21 other companies in a variety of industries most not comparable to MFIN's consumer lending focus. Companies that were no longer publicly traded were excluded (ELVT). MFIN was also compared to high leverage ratio, high ROE commercial banks in the $50BN - $100BN asset range and 3 of the top 10 performing $2BN - $5BN asset FDIC-insured banks (leverage ratio >13%, ROA>1% and Charge-offs(net) <0.10%) as of analysis. MFIN's top executive compensation was compared to the equivalent at each comp. More is detailed in to-be-published research analysis, but MFIN ranked poorly on several metrics when compared to the COMP peer alone and as of FYE22 which was when the latest compensation data was provided by MFIN, including Market Cap (MFIN was 5th smallest), Leverage Ratio (8th worst), Compensation/Total Operating Expenses (2nd highest paid), and Cumulative Compensation/Total Net Profit (last 5 years) (highest paid/worst). MFIN ranked even worse against top performing large banks ($50BN to $100Bn in assets) and top performing small, $2BN-$5BN banks.
Cash pay/non-cash pay ratio averaged 75% and 87% for the 2 highest paid executives. This has averaged 86% going back to 2015. A higher proportion of stock-based or contingent compensation is typically associated with a better alignment with long-term shareholder interests.

2. Source: MFIN 10K/10Q
There are an abundance of metrics that show the rapid downward trend in the core consumer portfolios, we will show the most glaring.
Asset Quality:
MFIN's Recreation loan annualized charge-offs (net) increased 8.0x to 4.30% (4Q23) from 0.53% (FYE21). This is well above the previous cyclical high of 3.80% (4Q19) and could trend toward the GFC high of 5.99% (Annual 2009) but we hope not towards the Annualized quarterly high of 8.27% (1Q10).
Home Improvement loans annualized charge-offs (net) increased 5.7x to 1.71% (4Q23) from 0.30% (FYE21). This is more than double the previous cyclical high of 0.83% (4Q19).
We expect increases and decreases quarter to quarter (much like MFIN showed during the GFC) but the yearly trend we expect to get worse.
Period recoveries are also trending down as a % of charge-offs which could indicate a softening secondary market for Recreation.
Capital Ratios:
MFIN's consolidated leverage ratio declined to 13.3% at FYE23. It was 15.3% at FYE21.
Tangible leverage ratio only improved 0.6% to 6.6% at FYE23 from 6.0% at FYE21. This is despite record net income in 2022 and 2023. Such a thin tangible capital ratio leaves little room for error and MFIN has not focused on improving it.
Total (expensive) Holding Company indebtedness has increased to $172 million (FYE23) from $154 million (FYE21) DESPITE record earnings.
Earnings:
Yields on Recreation and Home Improvement loans have only gone up 50bps and 70bps respectively since FYE21, despite 2yr and 5yr treasuries up 368bps and 279bps respectively. MFIN has been unable to pass on rate increases, even as its funding costs (mostly CDs) have ALSO increased over 165bps resulting in a Net interest squeeze which will continue to weigh on earnings during FYE24 and possibly FYE25.
Reported Net Income was $55 million (FYE23) but was skewed by non-recurring, non-core Taxi Medallion asset recoveries – mostly loss provision reversals. These boosted net income by 67%.
Net income at FYE23 (without the impact of the taxi medallion assets) was $33.4 million.
As a result, quarterly ROAA was reported at 2.2% (4Q23) but after adjusting for the Taxi Medallion impact, it fell to 0.9%. This is the true ROAA on MFIN's core business lines which is down from 4.8% at 4Q21.
On these, and several other ratios, the trends have been downward and concerning.

3. Source: MFIN DEF14A 2023, S&P Capital IQ
All 10 year returns computed 03/28/14 through 03/28/24. In its DEF14A 2023, MFIN disclosed the peer group used in its Compensation calculations. Presumably this gives the Board some guidance on reasonable compensation and structure. This group changed over 2022 and 2023, so ZimCal used ALL companies listed as of 2021 and 2022 which came to 21 companies, of which 1 is no longer public as of this analysis and so was excluded from comparisons. Only 15 of the 21 peer companies were publicly traded at 03/28/14 and 03/28/24. The stock price change in that period was calculated for each company and the average return was used.We believe the Peer comparisons are cherry-picked and inadequate since the companies bear little resemblance to MFIN. However, we included them here for comparison. Reasonable comparisons should consider:
a) Since the Company is at its core a lender dependent almost entirely on spread income rather than fee income, benchmarks should also be primarily lending institutions rather than fee generating business models (e.g. not origination to securitization/sale, or B2B equipment rentals, marketplace platforms, or pawn shop lenders);
b) Since the company has considerable prime exposure in its dominant portfolio and business segments, benchmarks should also have the same prime/sub-prime composition with loans secured by consumer discretionary/real assets (e.g. not unsecured credit cards, or charge-off collections, or only sub-prime focused);
c) Since the Company's main and only profitable subsidiary is an Utah DFI/FDIC-insured bank with regulators setting strict rules against excessive leverage, limiting up-streamed dividends to the HoldCo and who can approve/disapprove of new business lines, benchmarks institutions should also be mostly FDIC-insured.
d) Benchmarks should be comparable in size (market cap, revenues etc.) to the Company and employ similar leverage with similar risk profiles and earnings volatility.
We believe that FDIC-insured institutions provide the best comparison to MFIN since the regulatory restrictions govern both the way it runs its business and its capital and dividend choices.

4. Source: S&P Capital IQ
All 10 year stock price changes computed 03/28/14 through 03/28/24. ZimCal selected the 196 publicly traded bank stocks with $1 billion to $5 billion in assets as of FYE23.

5. MFIN 10K/Q, ZimCal estimates, experience and industry research.
As do all consumer lenders, given the higher for longer interest rates and reversion to historical charge-offs. MFIN specifically is facing a confluence of headwinds, including higher for longer rates pressuring borrowers, large Recreation sub-prime exposure (20% of total assets), demand cyclicality in the Company's 2 main lines of business (Recreation and Home Improvement lending), and more expensive funding costs are just a few of the near-term material risks that could result in lowered profits or losses for MFIN.

6. Source: S&P Capital IQ, MFIN DEF14A
Comparison banks were those with $50BN-$100BN in assets that were best capitalized with the highest leverage ratio (>9.5%) and an ROE > 0.75% (closest to MFIN's ratios). We reasoned that because they were the top performing, large banks with consistent returns and outperforming MFIN, their top executive compensation would be significantly higher than the compensation of Andrew Murstein. We were very, very wrong.

7. Source: S&P Capital IQ, MFIN MFIN DEF14A
This excludes non-cash compensation which is often in stock or options with or without restrictions. Stock-based compensation is typically thought to better align the incentives of employees or management with shareholders. Adding in the value of non-cash compensation makes this number even worse. It increases to $1.57.

8. Source: MFIN 10K/Qs 2014 through 2023
Charge-offs under investment company accounting (1Q18 and prior periods) showed charge-offs as "realized losses" at the Holding Company and as "charge-offs" at the Bank. Cumulative charge-offs are net of any recoveries. 2018 charge-offs combined realized losses for 1Q18 and charge-offs (under Bank Holding Company accounting) from beginning of 2Q18 through FYE18, which totaled or $72 million.

9. Source: MFIN DEF 14A, MFIN 10K/Qs 2018-2022, S&P Capital IQ
Most recent year of compensation data available is FYE22. This is cash compensation of top 5 highest paid executives each year and does not include non-cash, deferred or contingent pay which would serve to INCREASE

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8. Source: MFIN 10K/Qs 2014 through 2023
Charge-offs under investment company accounting (1Q18 and prior periods) showed charge-offs as "realized losses" at the Holding Company and as "charge-offs" at the Bank. Cumulative charge-offs are net of any recoveries. 2018 charge-offs combined realized losses for 1Q18 and charge-offs (under Bank Holding Company accounting) from beginning of 2Q18 through FYE18, which totaled or $72 million.
9. Source: MFIN DEF 14A, MFIN 10K/Qs 2018-2022, S&P Capital IQ
Most recent year of compensation data available is FYE22. This is cash compensation of top 5 highest paid executives each year and does not include non-cash, deferred or contingent pay which would serve to INCREASE compensation metrics.
Cash pay/non-cash pay ratio averaged 75% and 87% for the 2 highest paid executives. This has averaged 86% going back to 2015. A higher proportion of stock-based or contingent compensation is typically associated with a better alignment with long-term shareholder interests.
When compared to much larger, top performing institutions $50 billion to $100 billion in assets, and top performing peer banks with $2 billion to $5 billion in assets, the Compensation peer group AND given the downward trending performance metrics noted above, we simply cannot understand how cash and total compensation were at their highest levels ever and higher both relatively and absolutely compared to the reference groups cited above.
12. Core performance is the most critical metric to track for any company. Core performance refers to MFIN's primary revenue generating and ongoing core businesses which does NOT include Taxi Medallion assets. Core business lines are business lines and associated services which represent material and recurring sources of revenue, profit or franchise value for an institution or for a group of which an institution forms part. These future cash flows are what will determine value placed on the enterprise by investors. ZimCal elected to remove Taxi Medallion assets from core performance when they dropped to less than 5% (net) of total assets which occurred at FYE20.
Taxi medallion adjustments consist of taking net income then subtracting Taxi Medallion specific provision reversals, adding repossessed Taxi Medallion collateral write-downs, subtracting gains on sales of foreclosed Taxi Medallions and adding (reversing) the tax impact of the adjustments. At the pre-tax operating income level, the impact of taxes is not relevant. MFIN includes $7.3 million in expenses in its Medallion Segment results ostensibly for managing the remaining $13.7 million in gross Taxi Medallion assets. We believe that expense is ludicrous and inaccurate, especially given that total servicing costs for the $2.1 billion consumer portfolio were $9.5 million (FYE23). Therefore, we do not add those Taxi Medallion expenses back when computing income excluding the Taxi Medallion impact.
13. Source: FDIC Quarterly Banking Report 4Q23.
Trends were tracked in consumer individual loans, consumer credit cards and consumer auto loans. Consumer charge-offs (net) exceeded the pre-pandemic high at 4Q19 for the first time for credit cards (4.15% at 4Q23 vs. 3.75% at 4Q19), loans to individuals (1.31% vs. 1.01%) while auto was exceeded in 3Q23 (0.98% vs 0.94%). These trends track $2.13 trillion in loans outstanding so the data is representative.
RESTORE THE SHINE
ZIMCAL ASSET MANAGEMENT
Restore the Shine is an activist effort by ZimCal Asset Management to elect two new board candidates to the board of Medallion Financial Corp. ZimCal believes that Medallion Financial is rewarding management and neglecting its shareholders. ZimCal believes that Medallion could thrive with better governance and better leadership. This would ultimately create long-term shareholder value.
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We believe that Medallion Financial Corp. has tremendous potential which can be reached through 5 simple steps:
1
Enhance the Board
2
Resolve the SEC Complaint
3
Improve Management
4
Cut Expenses
5
Go on offense
Our detailed breakdown of the "5 Steps to Improvement" will be released on this site as a white paper document shortly. Please sign up for updates.

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1 Enhance the Board

Add Directors with relevant banking, consumer lending and capital markets experience that will answer to shareholders and hold management accountable.

ENHANCE THE BOARD
RESOLVE THE SEC COMPLAINT
IMPROVE MANAGEMENT
CUT EXPENSES
GO ON OFFENSE

- **Vote for our 2 Board nominees** who have the right experience and are committed to making an immediate impact.
- **Eliminate** what we see as effective **control** of the Board by the Murstein family and enhance true Board independence. 3 of 8 Board members including the Board Chair and Company President are Murstein family members.
- Through Board action, **appoint an independent, reputable outside firm** to analyze the Andrew Murstein's behavior as outlined in the SEC complaint for what we believe to be clear violations of the Company's internal controls and procedures, including its Code of Ethics.
- The Board should review and right-size Andrew Murstein's and the entire executive management teams' compensation structures to better **align with shareholders**.
- Embrace the Board's **risk management oversight** role by demanding full transparency and detailed reporting into the deteriorating credit quality in the consumer loan portfolio[1], specifically the subprime Recreation portfolio, in order to proactively mitigate risk.

2 Resolve the SEC Complaint

Remove the biggest obstacle to regaining credibility with investors and give shareholders the ability to quantify the financial impact of the lawsuit on their investment.

ENHANCE THE BOARD
RESOLVE THE SEC COMPLAINT
IMPROVE MANAGEMENT
CUT EXPENSES

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2 Resolve the SEC Complaint

Remove the biggest obstacle to regaining credibility with investors and give shareholders the ability to quantify the financial impact of the lawsuit on their investment.

ENHANCE THE BOARD
RESOLVE THE SEC COMPLAINT
IMPROVE MANAGEMENT
CUT EXPENSES
GO ON OFFENSE

- **Resolving the SEC complaint** with the appropriate accountability will give investors more confidence in governance and management.
- The expenses of defending MFIN and Andrew Murstein have been significant. Ending the suit will **stop any further legal fees**.
- An SEC resolution will allow MFIN shareholders and investors to **better quantify any monetary damages** as a result of a settlement (if reached), rather than the deal with the uncertainty of the status quo.

3 Improve Management

Bring in a professional, slimmed down management team that has

ENHANCE THE BOARD
RESOLVE THE SEC COMPLAINT

3 Improve Management

Bring in a professional, slimmed down management team that has credibility with investors and can guide the company to long-term success.

ENHANCE THE BOARD
RESOLVE THE SEC COMPLAINT
IMPROVE MANAGEMENT
CUT EXPENSES
GO ON OFFENSE

- We believe that **MFIN needs a new leader** that can **instill trust** in investors and maximize returns to shareholders and stakeholders over the long-term. The meticulous evidence in the SEC complaint revealed disturbing insights into Andrew Murstein's decision-making and sense of fiduciary responsibility.
- We believe that current leadership has shown that it can be driven by **emotion** rather than facts, which **could exacerbate a future crisis** and is a liability. This was evident during the Medallion loan implosion where MFIN dismissed short seller concerns, who, despite their tactics, were not wrong about the massive risks in the Medallion loan portfolio[2].
- MFIN must **reduce the size of the executive team** to reflect the lack of complexity and small balance sheet of MFIN. 3 Presidents, 2 CFOs and a CEO on the executive team are excessive for a $2.6 billion asset lender.[3]

4 Cut Expenses

ENHANCE THE BOARD

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4 Cut Expenses

Reduce unnecessary expenses to increase profits to shareholders and to be better prepared for a possible economic slowdown and/or lower consumer demand.

ENHANCE THE BOARD
RESOLVE THE SEC COMPLAINT
IMPROVE MANAGEMENT
CUT EXPENSES
GO ON OFFENSE

- **Reduce executive compensation** to appropriate levels through Step 2 above. We estimate right-sized executive compensation would have saved MFIN $18.9 million in expenses before taxes from 2020-2022. FYE22 combined executive salaries were over $9.7 million.[3]
- **Don't squander** the funding advantage of **FDIC-insured deposits**. Successful consumer lenders will need to be laser-focused on credit, funding costs, operating expenses and technology,
- Have the **Holding Company be a source of strength** rather than a source of weakness to the Bank. Substantial Holding Company expenses and debt service add additional risk in a downturn due to the Holding Company-Bank subsidiary structure[4].
- **Eliminate** or severely reduce the **Holding Company's Manhattan lease** and footprint. The Manhattan lease costs MFIN $1.8 million/year. The Bank employs 4x as many people as the Holding Company, is 95% of consolidated revenues and yet its lease is only $550,000/year[5].

5 Go on Offense

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5 Go on Offense

Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment.

ENHANCE THE BOARD
RESOLVE THE SEC COMPLAINT
IMPROVE MANAGEMENT
CUT EXPENSES
GO ON OFFENSE

- **Reduce subprime originations in the near-term** until consumer health trends are clearer.
- Reduce or **exit existing less profitable business lines** that do not leverage the Company's core competencies in the consumer lending business.
- Do not acquire or begin unrelated business lines that do not build on what MFIN does well, as has been done historically[6]. These are needless distractions, and the competitive and dynamic[7] nature of **consumer lending requires all management's attention**.
- **Meaningfully invest in technology** to boost productivity, analyze underwriting methodologies and loss mitigation, which will allow the Company to iterate, improve and compete more effectively[7].
- **Develop a servicing platform** to capture real-time customer data and get better servicing outcomes rather than outsourcing all consumer loan servicing as is currently done. This could also **lead to fee-generating** servicing retained opportunities.

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Footnotes/Citations

1. Source: MFIN 10K/10Q
There are an abundance of metrics that show the rapid downward trend in the core consumer portfolios, we will show the most glaring.
Asset Quality:
MFIN's Recreation loan annualized charge-offs (net) increased 8.0x to 4.30% (4Q23) from 0.53% (FYE21). This is well above the previous cyclical high of 3.80% (4Q19) and could trend toward the GFC high of 5.99% (Annual 2009) but we hope not towards the Annualized quarterly high of 8.27% (1Q10).
Home Improvement loans annualized charge-offs (net) increased 5.7x to 1.71% (4Q23) from 0.30% (FYE21). This is more than double the previous cyclical high of 0.83% (4Q19).
We expect increases and decreases quarter to quarter (much like MFIN showed during the GFC) but the yearly trend we expect to get worse.
Period recoveries are also trending down as a % of charge-offs which could indicate a softening secondary market for Recreation.
Capital Ratios:
MFIN's consolidated leverage ratio declined to 13.3% at FYE23. It was 15.3% at FYE21.
Tangible leverage ratio only improved 0.6% to 6.6% at FYE23 from 6.0% at FYE21. This is despite record net income in 2022 and 2023. Such a thin tangible capital ratio leaves little room for error and MFIN has not focused on improving it.
Total (expensive) Holding Company indebtedness has increased to $172 million (FYE23) from $154 million (FYE21) DESPITE record earnings.
Earnings:
Yields on Recreation and Home Improvement loans have only gone up 50bps and 70bps respectively since FYE21, despite 2yr and 5yr treasuries up 368bps and 279bps respectively. MFIN has been unable to pass on rate increases, even as its funding costs (mostly CDs) have ALSO increased over 165bps resulting in a Net Interest squeeze which will continue to weigh on earnings during FYE24 and possibly FYE25.
Reported Net Income was $55 million (FYE23) but was skewed by non-recurring, non-core Taxi Medallion asset recoveries - mostly loss provision reversals. These boosted net income by 67%.
Net income at FYE23 (without the impact of the taxi medallion assets) was $33.4 million.
As a result, quarterly ROAA was reported at 2.2% (4Q23) but after adjusting for the Taxi Medallion impact, it fell to 0.9%. This is the true ROAA on MFIN's core business lines which is down from 4.8% at 4Q21.
On these, and several other ratios, the trends have been downward and concerning.

2. See FAQ "Q15. Wasn't the drop in MFIN's value back in 2015 – 2018 due to short sellers?".

3. Source: MFIN DEF14A. S&P Capital IQ.
Executive roles disclosed in company filings. Estimated savings in executive salaries primarily based on emulating the commercial bank/bank holding company model in which bank executives carry dual roles at both entities and almost all major personnel and other expenses are run through the bank. ZimCal right-sized total executive compensation from $9.7 million estimated (FYE22) to $2 million in total costs.

4. Source: MFIN 10K/Q. Capital IQ.
For context, as of FYE23, estimated Holding Company debt service will be ~$14 million over the next 12 months and HC operating expenses were ~$20 million in 2023. This means that the Bank must be sufficiently profitable to upstream ~$25-$30 million over the next 12 months to cover expenses and debt service and this is after paying any Bank preferred equity dividends ($6 million in 2023). The Bank has only made an annual profit greater than $30 million 3 times in the last 10 years, in 2021-2023, which was during unprecedented fiscal and monetary stimulus and with the afore-mentioned (see FAQ) non-recurring and non-core Taxi Medallion recoveries. Importantly, although the Bank is currently compliant with the 2003 FDIC capital maintenance agreement entered into by the Bank that mandates a minimum 15% Tier 1 Leverage ratio, that could change if asset quality deteriorates. FDIC-insured institutions can also have additional distribution restrictions placed on them by regulators that are typically tied to profitability and asset quality, regardless of the Leverage ratio. If future asset quality issues exceed expectations and credit loss reserves, and/or a sustained period of higher funding costs lowers NIM, the 1% margin above the 15% minimum would disappear instantly, impacting dividends available to the Holding Company, possibly in the midst of a highly uncertain and risk-averse capital raising environment.

5. Source: Eleventh & Tenth Amendment to Agreement of Lease - Property Group Utah and Medallion Bank, a Utah Industrial Bank, Second Amendment of Lease dtd 08/15/15 - Sage realty and Medallion Financial Corp.

6. Source: MFIN 10K/Qs.
MFIN has historically been involved in a diverse range of businesses that, in most cases, did not last or did not consistently increase profitability or returns. A majority of these businesses had very little overlap with MFIN's core businesses and, in our opinion, were an unnecessary distraction for management. We also believe that allowing this number of divergences from the core business is another failure of governance and inefficient allocation of resources. Businesses MFIN was involved in include: Medallion Fine Art, Inc.; Medallion Taxi Media, Inc. (media/advertising on taxis); and RPAC Racing, LLC (NASCAR); LAX Group LLC (involved in holding an equity investment in a professional lacrosse team); Medallion Consulting Services (providing general consulting services); CDI-LP Holdings (focused on holding and managing equity investments in a racing team, an equipment manufacturing business, and an airport and food retail business); Medallion Motorsports LLC (a subsidiary of CDI-LP Holdings holding an equity investment in a racing team); Generation Outdoor Inc. (engaged in out-of-home media planning and buying); Medallion Hamptons Holdings LLC (formed to hold and manage a hotel investment); Medallion Sports Media (involved in sports advertising and sponsorship services).

7. Competition in both Recreation and Home Improvement lending is fierce.
Competitors include: specialty finance companies, fintech intermediaries, marketplace lenders, aggregators for loan sales/securitization vehicles, commercial banks and various credit unions. Some of the widely used marketplace lending sites both provide loans to and compete with the Company. As an indirect lender without any direct borrower relationships, the Company cannot easily distinguish itself from other lenders and thus charge more for its services. In short, the Home Improvement borrowers, Recreation borrowers, and their referral sources are commoditized, transactional relationships and options are plentiful, particularly in the prime lending space. This puts pressure on interest income. The rapid technological changes of incumbents and new entrants into the Recreation lending space will also have a meaningful impact on spread income. Nimble lending competitors that rely on high productivity and lowered transaction and servicing costs will put an effective "cap" on loan yields and will push other lenders searching for yield and originations to loosen standards or push further down the credit spectrum. However, MFIN has a huge advantage. Its stable and cheap FDIC-insured deposits and simple, indirect lending approach means that, relative to its competitors, it can more easily focus on operating improvements and therefore, expanded margins and profits.

3. MATERIALS PAGE

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Materials





SEC Preliminary Proxy Statement Nomination of Alternative Directors →

SEC Preliminary Proxy Statement Nomination of Alternative Directors
04/10/2024

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Letter to the Board and Management of Medallion Financial Corporation →

First letter sent to the Board and Senior Executives outlining ZimCal's concerns.
10/11/2023

Read More



RESTORE THE SHINE | ZIMCAL ASSET MANAGEMENT

Restore the Shine is an activist effort by ZimCal Asset Management to elect two new board candidates to the board of Medallion Financial Corp. ZimCal believes that Medallion Financial is rewarding management and neglecting its shareholders. ZimCal believes that Medallion could thrive with better governance and better leadership. This would ultimately create long-term shareholder value.

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SEC Preliminary Proxy Statement Nomination of Alternative Directors

ZimCal Asset Management and affiliates proxy solicitation for stockholder support for 2 new, highly qualified, independent director nominees to the board of Medallion Financial Corp.

04/10/2024

https://www.sec.gov/Archives/edgar/data/1000209/000089706924000891/zimcalprec14a.htm

Letter to the Board and Management of Medallion Financial Corporation ›

RESTORE THE SHINE | ZIMCAL ASSET MANAGEMENT

Restore the Shine is an activist effort by ZimCal Asset Management to elect two new board candidates to the board of Medallion Financial Corp. ZimCal believes that Medallion Financial is rewarding management and neglecting its shareholders. ZimCal believes that Medallion could thrive with better governance and better leadership. This would ultimately create long-term shareholder value.

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Letter to the Board and Management of Medallion Financial Corporation

First letter sent to the Board and Senior Executives outlining ZimCal's concerns based after 2Q23 10Q.

10/11/2023

Letter to the Board of Medallion Financial Corp.20230831.v1.pdf (PDF, <1MB)

‹ SEC Preliminary Proxy Statement Nomination of Alternative Directors



RESTORE THE SHINE | ZIMCAL ASSET MANAGEMENT

Restore the Shine is an activist effort by ZimCal Asset Management to elect two new board candidates to the board of Medallion Financial Corp. ZimCal believes that Medallion Financial is rewarding management and neglecting its shareholders. ZimCal believes that Medallion could thrive with better governance and better leadership. This would ultimately create long-term shareholder value.

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4. FAQ PAGE

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FAQ

Q1. Why are you challenging Medallion Financial Corp. ("MFIN") through a proxy contest?

After closely analyzing 2023 SEC filings by MFIN we detected several worrying trends and felt that MFIN was heading down the wrong path. We felt that there was a high probability of a substantial decline in the value of MFIN's debt and equity if it didn't make important changes to its governance approach and management team and focus on improving **CORE'** business performance. After 3 months of fruitless conversations with MFIN, we realized that seeking board representation through a proxy contest was our only option. We fundamentally believe that MFIN has a business that can thrive and create tremendous shareholder value in the long run if it is run the right way.

Q2. But you're a large debt holder AND an equity holder, are you really looking out for shareholder interests?

We are absolutely aligned with shareholder interests through both our debt and equity investment into MFIN. Our combined debt and equity make us one of the single largest investors in MFIN. Our debt is the most subordinated debt MFIN has or the "lowest in the capital stack". Which means that we are the first lender to lose money if losses are catastrophic. Our debt also has a very long maturity (2037). Because of both of those factors, the value of our debt, just like the value of your equity, is very sensitive to company performance. If the company loses money or becomes riskier because of poor business decisions, the value of our debt and the value of our equity goes down just as it does for other stockholders.

Q3. But aren't the Mursteins also large shareholders?

Yes they are. Andrew Murstein and Alvin Murstein currently own 10% and 7.8% of outstanding shares, which would suggest aligned interests with the broader shareholder group. However, we believe that their substantial cumulative CASH compensation ($21.9 million and $11.5 million respectively from 2015 through 2022) and high cash/non-cash compensation ratio (~85% cash/non-cash over that period) combined with weak MFIN stock performance (down 40% the last 10 years through 03/28/24) shows they have been able to comfortably rely on salaries and bonuses, and have been less focused on creating long-term shareholder value.[1]

Q4. Are you concerned about the share price of MFIN?

We are very much concerned about the share price of MFIN which, at $7.91, was down 40% the last 10 years through 03/28/24. There are very few direct public companies similar to MFIN but since Medallion Bank is ~95% of consolidated assets and the bank is FDIC- insured, an appropriate comparison would be other banks, even though they are less risky and volatile than a consumer lender. Over the last 10 year, the Russell 2000 was up 84%; the KBW Regional Bank Index was up 25%; MFIN's Peer Group Bank stocks (196 public FDIC-insured banks between $1BN and $5BN) were up 62%[2]; and MFIN's own Compensation Peer Group was up 121% (median 12%).[3] MFIN currently trades just above tangible book value[4] but we fear it may go below book if its loan quality issues continue. Price trends over time and MFIN's ability to generate sustainable profits are what concern us the most because on these measures, the company is currently doing very poorly.[5]

Q5. How do we vote?

We will be sending out more information on the voting process with easy instructions on how to vote for our candidates and ensure MFIN is best positioned to thrive. Sign up for updates or check back.

Q6. Why is being on the Board so important?

The right leadership at any public company starts with having the right Board of Directors. The Board should ideally be able to provide expertise to the company to help it improve. But most importantly, the Board has a responsibility to look out for shareholders and to hold company leadership accountable. We don't think our nominees have all the answers but they will dedicate themselves to looking out for shareholder interests rather than management interests.

Q7. What skills can you add to the Board?

We believe that MFIN and the Board do not have the necessary consumer lending and banking experience to thrive in this new consumer lending world, which is data driven, technologically-forward, constantly changing and extremely competitive. Our candidates are almost 30 years younger than the current Board's average age and yet between them have over 40 years of relevant banking and lending experience. Please see our Nominee page for more details.

Q8. What is an example of what the Board is not doing well?

We believe the Board is failing MFIN's shareholders on multiple fronts.   One of the most egregious failures is the Board's inaction in the face of what we believe to be well-documented violations of MFIN's own policies and procedures, most of which only came to light through the SEC complaint.[#] Andrew Murstein put MFIN in a very serious and costly situation and yet MFIN's public filings/statements seem to downplay the seriousness of the complaint.[#] In order to show their independence, we believe that the Board should have immediately authorized an independent, outside firm to investigate Andrew Murstein's actions and if he was in violation, the Board could have considered replacing Andrew Murstein or used its authority under MFIN's Compensation Recoupment Policy to clawback incentive compensation in the event an "officer's detrimental conduct." Instead the Board spent millions of dollars fighting an expensive, ongoing legal battle with the SEC.

Q9. But profits were up in 2021 through 2023, what seems to be the problem?

Yes. Profits were up in 2021 through 2023. But they were not up due to improved profit margins and returns in the company's core businesses. The answer is more complicated. 2021 was a good year for most lenders because rates were near record lows. Consumers were flush with cash and so defaults and charge-offs were at all-time lows. However, as rates rose in 2022 and 2023, MFIN made less money in its core business because:

1. The interest it charged on its loans stayed about the same but the interest it paid on its CDs and its debt increased;
2. Its borrowers started to struggle to make payments which meant MFIN had to reserve more for future losses and had to charge-off more loans;
3. There were non-recurring Taxi Medallion loan recoveries that padded its profits and disguised down-trending core performance.[#]

As you can see from the graphs below, Taxi Medallion assets were 0.5% of total assets and yet, mostly due to one-off recoveries, were **responsible for 36%** of pre-tax operating income in 2023.[#]

Taxi Medallion Assets' Outsized Contribution to Pre-Tax Operating Profit vs. Core Profits FYE23



% Total Assets   % Operating Profit

Q10. What are Medallion loan charge-offs and recoveries and why do they matter?

Medallion loan balances at 12/31/15, right before the huge losses, were ~$650 million and were MFIN's biggest loan category. As more and more borrowers started to default and the values of the taxi medallions that secured the loans plunged, MFIN ended up writing down the loans which caused substantial losses. Eventually MFIN was able to recover a small portion of the money it lost. Those recoveries boosted income, which boosted profits. But they aren't "core" profits and because they are non-recurring and unpredictable, investors discount them from an organization's value. MFIN had charged off (net of recoveries) $272 million at FYE23 or 42% of the original balance.[#]

Net Income & Adjusted Net Income (Ex. Taxi Medallion impact)



This shows the material impact of non-recurring Taxi Medallion loan recoveries on earnings. CORE earnings declined to $33.6 million (FYE23) from $35.7 million (FYE22). The "noise" from the Taxi Medallion impact (mostly recoveries) increased earnings 22% in 2022 and 65% in 2023.[#]

ROAA and Adjusted ROAA (Ex. Taxi Medallion impact)



This shows the impact of Taxi Medallion loan recoveries on ROAA, arguably the most important metric. We see that CORE quarterly ROAA has been declining materially over the last 4 quarters to below 1% at 4Q23.[#]

Q11. Do you think management is getting paid too much?

Absolutely. We believe that the compensation of executives at MFIN is much too high and deeply unfair to both shareholders as well as lower-level employees. For example, from 2015 to 2022, the company made a combined net profit (without any adjustments) available to shareholders of $75 million.[14] Over that time, Andrew Murstein was paid $22 million in CASH compensation; ONE INDIVIDUAL at MFIN made 30% of the cumulative profit available to shareholders over an 8-year period. At FYE22, the top paid 5 employees made 50% of what the other 145 MFIN employees made. Andrew Murstein is getting paid more than the CEOs of banks over 30x times larger with high capital ratios and consistent returns.[11] He is also being paid significantly more than the peer group on several metrics,[12] and more than the highest capitalized, top performing $2BN to $5BN banks in the country.[13]

ratios and consistent returns.[11] He is also being paid significantly more than the peer group on several metrics,[12] and more than the highest capitalized, top performing $2BN to $5BN banks in the country.[12]

CEO/President Cash Compensation/Total SG&A


Medallion Financial Corp.
Best Quartile
Worst Quartile

This shows Andrew Murstein's cash compensation relative to TOTAL operating expenses paid at MFIN. His cash compensation is the highest against the 21 peers in the group. His cumulative 5 yr compensation is also highest when compared to the prior 5 yr net earnings.[13]

Leverage Ratios


Medallion Financial Corp.
Bottom Quartile (worst)
Top Quartile (best)

This shows how that MFIN is one of the most levered companies in its COMP group which means it's equity cushion to absorb losses is low. High leverage usually translates into higher ROAE but that is not the case with MFIN, which had the 6th lowest ROAE in 4Q23 (after eliminating the Taxi Medallion assets impact on earnings.)[13]


PLEASE SIR, MAY I HAVE SOME MORE?
PROFITS
SHAREHOLDERS
MANAGEMENT

Q12. What is the SEC lawsuit about?

The SEC complaint alleges that Andrew Murstein employed outside contractors to illegally publish supportive articles for MFIN stock/valuation using fake names, and without disclosing their financial reimbursement. The SEC also believes that Andrew Murstein illegally increased the valuation of MFIN's subsidiary Medallion Bank by almost $200 million over 3 years without any true justification for the increase. The valuation increase helped reduce the negative impact of charge-offs and provisions for future losses as the Taxi Medallion portfolio crumbled. To justify the Bank's valuation increase, MFIN used valuation multiples from precedent transactions that we have not been able to confirm independently and even though we have asked, MFIN has not provided the evidence to us to support the valuation. Since the SEC is looking to permanently ban Andrew Murstein from holding an executive or director role at a public company, he has every incentive to fight the lawsuit, ironically by using money that would go to shareholders. The Board could have elected not to fight and instead settled, but chose not to.

Q13. Is the SEC lawsuit a big deal?

The SEC lawsuit is a very BIG deal. Anecdotally, it is rare for the SEC to file a lawsuit unless they have very strong evidence. If the SEC wins, MFIN could face material financial penalties due to the alleged behavior of one person: Andrew Murstein. The cost of defending Andrew Murstein and MFIN as a co-defendant is also extremely high running into several million dollars of legal fees. Our estimates are in excess of $7 million.[14] We have asked MFIN for total SEC-related legal expenses, but have been denied. While the SEC lawsuit is pending, very few serious institutional investors are willing to take the risk of investing in MFIN which does not help equity or debt valuations. A quick reading though popular retail investor sites also shows a lack of confidence in MFIN's leadership and discussions of the risks of the SEC lawsuit.

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Q14. Maybe the SEC lawsuit is a big deal, but didn't that happen long ago and does it matter now?

The SEC lawsuit revealed 3 huge things that mattered then and matter now. Firstly, they show that Andrew Murstein had (and still has) tremendous influence at MFIN and unilaterally acted in ways that were reckless at best, or according to the SEC claims, illegal at worst, and continue to negatively impact the value of your stock. Secondly, the SEC lawsuit showed that the then Board was either naïve or incompetent and clearly was not asking the right questions or holding Andrew Murstein accountable. I do not believe that the current Board is incompetent, but they certainly aren't asking the right questions or holding Murstein accountable either. Thirdly, Andrew Murstein and MFIN are being accused by the SEC of inflating the Medallion Bank subsidiaries' value, and that inflated value above book value is still a huge part of MFIN's balance sheet: recorded as Goodwill and Intangibles. Which means that 50% of MFIN's equity is essentially "discounted" since it is not related to a tangible asset. However, a Goodwill impairment would have material consequences on the the income statement and balance sheet of the company. This is a clear example of how Andrew Murstein's actions in 2015 to 2018 are still impacting the company in 2023.[15]

Q15. Wasn't the drop in MFIN's value back in 2015 – 2018 due to short sellers?

The decline in MFIN's value was because it had terrible assets on its balance sheet. Short sellers might have thrown gas on the fire, but the fire was already burning. Uber came on the scene in 2011 and by 2014/5 was already a formidable rival to taxi cabs. Taxi medallion prices in NYC almost doubled from 2008 to 2014, then plummeted from their peak of over $1 million per medallion to ~$700,000 at FYE15 to under $500,000 at FYE16.[16] Already stretched taxi medallion owners defaulted and since Medallion had substantial exposure to Taxi Medallion assets, it almost failed.[17] In December 2014, 2 years before MFIN started writing down its Taxi Medallion loans, one short seller almost perfectly predicted the issues Medallion would face but rather than acknowledge the obvious, Andrew Murstein attacked and blamed the short sellers.[18]

Q16. What are the biggest risks the company is facing?

We believe that the biggest risk MFIN faces is in the subprime portion of its Recreation portfolio, which could have echoes of the Taxi Medallion loan crisis, unless the Board and management take decisive, proactive steps. Subprime Recreation loans are $508 million or 38% of total Recreation loans. We have asked for details on prime versus subprime performance and MFIN has declined to provide the information to us, or through their SEC filings, but the entire segment's charge-off rates are well above 2019 levels and trending poorly. The company is also facing more expensive funding through its brokered CDs but has not been able to raise its average loan yields by much, which will also hurt profits.[19]

Yield on earning assets and cost of funds


13%
12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
11.08% 11.00% 10.96% 11.25% 11.16% 11.59% 11.66% 11.94%
9.05% 9.03% 8.98% 9.00% 8.59% 8.74% 8.71% 8.66%
1.88% 1.93% 2.05% 2.26% 2.45% 2.82% 3.02% 3.28%
Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23
Yield on Average Earning Assets
Interest Expense/Average Earning Assets

Recreation charge-offs


5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
3.80%
0.64%
0.56%
1.47%
2.12%
3.29%
1.86%
2.70%
4.30%
Dec-19 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23
Gross Charge-Offs/Total Loans
Net Recoveries/Total Loans

Q17. Even if losses increase, how bad could it get?

When the Company's Taxi Medallion assets were struggling from 2016 through 2020, the company's market cap dropped to $47 million or $1.98/share at 1Q2017 from a peak of $354 million ~3 years before. Market cap dropped to $46 million or $1.86/share at 1Q2020. MFIN is currently trading just above tangible book value but could very easily drop significantly below tangible book value if credit losses continue to increase and investors lose faith in management. To make things worse, as we pointed out in our October 2023 letter/analysis to MFIN, the loss assumptions (which impact their provisions for future losses) being used by MFIN are clearly backward looking and not adapted to the current environment. This is evident by the size of the sequential quarter over quarter increases in the Recreation loans expected loss rate which increased 74 bps in 6 months through 4Q23.[20] Given the SEC investigation, the prior Taxi Medallion loan implosion and a tougher economic environment, investors may panic and run and hurt the value of all our investments. This is what we want to prevent through this proxy contest.

Q18. But doesn't MFIN have experience managing through a weaker economic environment?

Not really. Both the size and types of loans the company held during the Global Financial Crisis were different. 15 years ago, Medallion Bank, which held MFIN's consumer portfolio, only had $199 million in consumer loans (Recreation loans). At FYE2023, Medallion Bank had 10.6x as much or $2.1 billion in both Recreation and Home Improvement loans. During the GFC, annual charge-offs peaked at 5.99% in 2009 which was $12 million annualized. Based on 4Q23 charge-off rates annualized, loan charge-offs would total $70 million in 2024, $15 million HIGHER than MFIN's highest net profit ever in 2023.[21] These issues can be mitigated with proactive management. MFIN cannot repeat the approach it took to the Taxi Medallion loan crisis.

Q19. Do you believe that Medallion Financial has a bright future?

Yes. Despite all the risks I've brought up, we believe that Medallion Bank could be a strong business under the right leadership. We feel that MFIN should minimize the distractions of its other non-consumer business lines and focus only on consumer lending and related verticals, which is one reason we began, and continue, to incrementally increase our equity position. Our 5 Step plan provides a clear and simple path forward. The bank's access to FDIC-insured deposits means that funding costs will stay low, which is a huge advantage over competitors. If a professional management team and strong Board can focus on controlling costs, originating good loans, reducing charge-offs and regaining the trust of the investment community, the bank could be in an excellent position to do well in any economic environment and for the long-term.

Footnotes/Citations

1. Source: MFIN DEF 14A

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Footnotes/Citations

1. Source: MFIN DEF 14A

2. Source: S&P Capital IQ
All 10 year stock price changes computed 03/28/14 through 03/28/24. ZimCal selected the 196 publicly traded bank stocks with $1 billion to $5 billion in assets as of FYE23.

3. Source: MFIN DEF14A 2023, S&P Capital IQ
All 10 year returns computed 03/28/14 through 03/28/24.
In its DEF14A 2023, MFIN disclosed the peer group used in its Compensation calculations. Presumably this gives the Board some guidance on reasonable compensation and structure. This group changed over 2022 and 2023, so ZimCal used ALL companies listed as of 2021 and 2022 which came to 21 companies, of which 1 is no longer public as of this analysis and so was excluded from comparisons. Only 15 of the 21 peer companies were publicly traded at 03/28/14 and 03/28/24. The stock price change in that period was calculated for each company and the average return was used.
We believe the Peer comparisons are cherry-picked and inadequate since the companies bear little resemblance to MFIN. However, we included them here for comparison. Reasonable comparisons should consider:
a) Since the Company is at its core a lender dependent almost entirely on spread income rather than fee income, benchmarks should also be primarily lending institutions rather than fee generating business models (e.g. not origination to securitization/sale, or B2B equipment rentals, marketplace platforms, or pawn shop lenders);
b) Since the company has considerable prime exposure in its dominant portfolio and business segments, benchmarks should also have the same prime/sub-prime composition with loans secured by consumer discretionary/real assets (e.g. not unsecured credit cards, or charge-off collections, or only sub-prime focused);
c) Since the Company's main and only profitable subsidiary is an Utah DFI/FDIC-insured bank with regulators setting strict rules against excessive leverage, limiting up-streamed dividends to the HoldCo and who can approve/disapprove of new business lines, benchmarks institutions should also be mostly FDIC-insured;
d) Benchmarks should be comparable in size (market cap, revenues etc.) to the Company and employ similar leverage with similar risk profiles and earnings volatility.
We believe that FDIC-insured institutions provide the best comparison to MFIN since the regulatory restrictions govern both the way it runs its business and its capital and dividend choices.

4. Source: S&P Capital IQ
Market capitalization of $179 million at 03/28/24 versus Tangible Book Value of $171.6 million at FYE23. Yields P/TBV = 1.04x

5. Source: MFIN 10K/10Q
There are an abundance of metrics that show the rapid downward trend in the core consumer portfolios, we will show the most glaring.
Asset Quality:
MFIN's Recreation loan annualized charge-offs (net) increased 8.0x to 4.30% (4Q23) from 0.53% (FYE21). This is well above the previous cyclical high of 3.80% (4Q19) and could trend toward the GFC high of 5.99% (Annual 2009) but we hope not towards the Annualized quarterly high of 8.27% (1Q10).
Home Improvement loans annualized charge-offs (net) increased 5.7x to 1.71% (4Q23) from 0.30% (FYE21). This is more than double the previous cyclical high of 0.83% (4Q19).
We expect increases and decreases quarter to quarter (much like MFIN showed during the GFC) but the yearly trend we expect to get worse.
Period recoveries are also trending down as a % of charge-offs which could indicate a softening secondary market for repossessed Recreation collateral.
Capital Ratios:
MFIN's consolidated leverage ratio declined to 13.3% at FYE23. It was 15.3% at FYE21.
Tangible leverage ratio only improved 0.6% to 6.6% at FYE23 from 6.0% at FYE21. This is despite record net income in 2022 and 2023. Such a thin tangible capital ratio leaves little room for error and MFIN has not focused on improving it.
Total (expensive) Holding Company indebtedness has increased to $172 million (FYE23) from $154 million (FYE21) DESPITE record earnings.
Earnings:
Yields on Recreation and Home Improvement loans have only gone up 50bps and 70bps respectively since FYE21, despite 2yr and 5yr treasuries up 368bps and 279bps respectively. MFIN has been unable to pass on rate increases, even as its funding costs (mostly CDs) have ALSO increased over 165bps resulting in a Net Interest squeeze which will continue to weigh on earnings during FYE24 and possibly 1H25.
Reported Net Income was $55 million (FYE23) but was skewed by non-recurring, non-core Taxi Medallion asset recoveries – mostly loss provision reversals. These boosted net income by 67%.
Net income at FYE23 (without the impact of the taxi medallion assets) was $33.4 million.
As a result, quarterly ROAA was reported at 2.2% (4Q23) but after adjusting for the Taxi Medallion impact, it fell to 0.9%. This is the true ROAA on MFIN's core business lines which is down from 4.8% at 4Q21.
On these, and several other ratios, the trends have been downward and concerning.

6. Source original SEC filing, MFIN 10K, MFIN response to SEC filing.
SEC original filing can be found at https://www.sec.gov/litigation/litreleases/lr-25297#:~:text=The%20SEC's%20complaint%20charges%20Murstein,false%20statements%20to%20Medallion's%20auditor.
MFIN's public statement in response included, "The actions in question occurred five or more years ago at a time when short sellers were engaged in an online campaign to drive down the Company's stock price for their personal profit by spreading misleading and disparaging information and misrepresenting its business." Seems to be us to be an attempt to put in a vacuum the stock decline and short seller connection (since Mr. Murstein certainly would not have been as moved to engage if the stock price had gone up) and omits the obvious which is that the short sellers were mostly right about the risks in the Taxi Medallion, regardless of their methods. If the Taxi Medallion loans had been well underwritten loans to good borrowers with strong collateral, the short sellers' antics would not have impacted MFIN in the long-run. ZimCal was heavily involved in bank investing during that period and does not recall, and its research has not revealed, a valuation multiple of the size referenced in MFIN's 1Q18 10Q in which the Bank was valued at a Price/Tangible Book of 2.25x – 2.50x and a P/E Ratio of 25x-28x. This valuation would also have had to account for a Taxi Medallion loan non-performing loan ratio of 24.1%. Had MFIN received an offer that rich at the time and given its financial trends, they would have been foolish not to sell. In the response referenced above and MFIN's 10K/Qs, there is an emphasis placed on the time elapsed (five or more years ago), that the activity under investigation was when MFIN was a BDC and that the third parties have been gone since 2016. All these statements are true, but we feel are somewhat irrelevant as to the ethical nature of Andrew Murstein's actions. Mr. Murstein made a judgment call that undermined his credibility and fiduciary duties and those doubts persist today. Whether MFIN was a BDC is also completely irrelevant except that subsidiary re-valuations were significantly easier under investment company accounting than under Bank Holding Company accounting.

7. Source: MFIN 10K/Qs, S&P Capital IQ

8. Source: MFIN 10K/Qs from 2014 through 2023.
Charge-offs under investment company accounting (1Q18 and prior periods) showed charge-offs as "realized losses" at the Holding Company and as "charge-offs" at the Bank. Cumulative charge-offs are net of any recoveries. 2018 charge-offs combined realized losses for 1Q18 and charge-offs (under Bank Holding Company accounting) from the beginning of 2Q18 through FYE18, which totaled $72 million.

9. Source: MFIN 10K/Qs
Core performance is the most critical metric to track for any company. Core performance refers to MFIN's primary revenue generating and ongoing core businesses which does NOT include Taxi Medallion assets. Core business lines are business lines and associated services which represent material and recurring sources of revenue, profit or franchise value for an institution or for a group of which an institution forms part. These future cash flows are what will determine value placed on the enterprise by investors. ZimCal elected to remove Taxi Medallion assets from core performance when they dropped to less than 5% (net) of total assets which

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7. Source: MFIN 10K/Qs, S&P Capital IQ

8. Source: MFIN 10K/Qs from 2014 through 2023.
Charge-offs under investment company accounting (1Q18 and prior periods) showed charge-offs as "realized losses" at the Holding Company and as "charge-offs" at the Bank. Cumulative charge-offs are net of any recoveries. 2018 charge-offs combined realized losses for 1Q18 and charge-offs (under Bank Holding Company accounting) from the beginning of 2Q18 through FYE18, which totaled $72 million.

9. Source: MFIN 10K/Qs
Core performance is the most critical metric to track for any company. Core performance refers to MFIN's primary revenue generating and ongoing core businesses which does NOT include Taxi Medallion assets. Core business lines are business lines and associated services which represent material and recurring sources of revenue, profit or franchise value for an institution or for a group of which an institution forms part. These future cash flows are what will determine value placed on the enterprise by investors. ZimCal elected to remove Taxi Medallion assets from core performance when they dropped to less than 5% (net) of total assets which occurred at FYE20.
Taxi medallion adjustments consist of taking net income then subtracting Taxi Medallion specific provision reversals, adding repossessed Taxi Medallion collateral write-downs, subtracting gains on sales of foreclosed Taxi Medallions and adding (reversing) the tax impact of the adjustments. At the pre-tax operating income level, the impact of taxes is not relevant. At FYE23, MFIN showed $7.3 million in expenses in its Medallion Segment results ostensibly for managing the remaining $13.7 million in gross Taxi Medallion assets. We believe that expense is ludicrous and inaccurate, especially given that total servicing costs for the $2.1 billion consumer portfolio were $9.5 million (FYE23). Therefore, we do not add those Taxi Medallion expenses back when computing income excluding the Taxi Medallion impact.

10. Source: MFIN DEF14A 2015 – 2022. MFIN 10K/Qs

11. Source: S&P Capital IQ, company DEF14A
Comparison banks were those with $50BN-$100BN in assets that were best capitalized with the highest leverage ratio (>9.5%) and an ROE > 0.75% (closest to MFIN's ratios). We reasoned that because they were the top performing, large banks with consistent returns and outperforming MFIN, their top executive compensation would be significantly higher than the compensation of Andrew Murstein. We were very, very wrong.

12. Source: MFIN 2022 and 2023 DEF14A. S&P Capital IQ.
Compensation comparisons were made against MFIN's provided Compensation peer groups from 2022 and 2023 DEF14A filings which included 21 other companies in a variety of industries, most not comparable to MFIN's consumer lending focus. Companies that were no longer publicly traded were excluded (ELVT). MFIN was also compared to high leverage ratio, high ROE commercial banks in the $50BN - $100BN asset range and 3 of the top 10 performing $2BN - $5BN asset FDIC-insured banks (leverage ratio >13%, ROA>1% and Charge-offs(net) <0.10%) as of analysis. MFIN's top executive compensation was compared to the equivalent at each comp. More is detailed in to-be-published research analysis, but MFIN ranked poorly on several metrics when compared to the COMP peer alone and as of FYE22 which was when the latest compensation data was provided by MFIN, including Market Cap (MFIN was 5th smallest), Leverage Ratio (8th worst), Compensation/Total Operating Expenses (2nd highest paid), and Cumulative Compensation/Total Net Profit (last 5 years) (highest paid/worst). MFIN ranked even worse against top performing large banks ($50BN to $100Bn in assets) and top performing small, $2BN-$5BN banks.

13.Source: MFIN 10K/Qs, MFIN DEF 14A S&P Capital IQ

14. Source: MFIN 10K/Qs
Professional fees contain the SEC-related legal fees and these totaled $18.9 million in 2022 and 2023. These are significantly above historical averages and the $7 million excess we attributed to the SEC affair.

15. Source: MFIN 10K/Q
Presumably, had the then-Board been asking the right questions, the Taxi Medallion explosion could have been mitigated or avoided. Despite the SEC evidence of Mr. Murstein's activities, the current Board opted not to hold anyone accountable. Even though Goodwill and Intangibles are by definition not tied to a physical asset value they still meaningfully impact MFIN's equity ratios at FYE23. A Goodwill impairment would have real consequences on the income statement and balance sheet. MFIN management has suggested that the age of the alleged offenses has some bearing on their seriousness but we believe the allegations in the complaint are serious and concerning, and the passage of time has a not lessened their seriousness

16. Source: SEC complaint

17. Source: New York City Taxi and Limousine Commission

18. Source: S&P Capital IQ
MFIN's market capitalization shrunk to less than $50 million in 2017, at the peak of the Taxi Medallion implosion, down from over $300 million in 2014.

19. Source: MFIN 10K/Q
Yields on Recreation and Home Improvement loans have only gone up 50bps and 70bps respectively since FYE21, despite 2yr and 5yr treasuries up 368bps and 279bps respectively. Since MFIN's loans' weighted average life is between 2.5 and 4 years, the 2 and 5 yr risk free comparison is appropriate. MFIN has been unable to pass on rate increases, even as its funding costs (mostly CDs) have ALSO increased over 165bps

20. Medallion Bank 10K/Q

21. Source: MFIN 10K/Q.
Based on 4Q23 charge-off rate of 4.30% which is $70 million annualized. This is 50 bps above the most recent cyclical peak in 4Q19.

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Detailed instructions on the voting process will be released shortly. The shareholder meeting is expected to occur around June 20th, 2024. Please contact us if you have any questions.

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Restore the Shine is an activist effort by ZimCal Asset Management to elect two new board candidates to the board of Medallion Financial Corp. ZimCal believes that Medallion Financial is rewarding management and neglecting its shareholders. ZimCal believes that Medallion could thrive with better governance and better leadership. This would ultimately create long-term shareholder value.

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Restore the Shine is an activist effort by ZimCal Asset Management to elect two new board candidates to the board of Medallion Financial Corp. ZimCal believes that Medallion Financial is rewarding management and neglecting its shareholders. ZimCal believes that Medallion could thrive with better governance and better leadership. This would ultimately create long-term shareholder value.

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If you have any questions or need assistance in voting, please call:

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Stockholders Call Toll Free at: (888) 368-0379 or (212) 257-1311

Email: info@saratogaproxy.com

Email: info@restoretheshine.com

Media inquiries: nicole@nh-consult.com

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